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                                                                      Exhibit 2

   Employment and Other Agreements. Mr. Fishman was employed by Pamida as its President and Chief Executive Officer, effective April 19, 1993, pursuant to an employment agreement having a three-year term ending on April 18, 1996. On September 22, 1995, the Corporation and Pamida entered into a new employment agreement with Mr. Fishman which superseded the 1993 agreement except as otherwise described in this paragraph. The term of the 1995 agreement extends through April 18, 2001. Through April 18, 1996, Mr. Fishman was entitled to receive a base salary at an annual rate of $450,000 (the rate for such period provided for in the 1993 agreement); thereafter, Mr. Fishman is entitled to receive a base salary at an annual rate of not less than $500,000 for the remaining term of the 1995 agreement. Under the 1995 agreement, Mr. Fishman was entitled to and did receive incentive bonuses for fiscal 1998 and 1999 based upon the financial performance of the Corporation and its subsidiaries on a consolidated basis and the comparable store sales performance of Pamida's stores. The 1995 agreement requires the Board of Directors and Mr. Fishman to agree periodically upon incentive bonus programs for Mr. Fishman for fiscal 2000 and 2001. Mr. Fishman's fiscal 2000 incentive bonus program provides for a potential incentive bonus based upon the financial performance of the Corporation and its subsidiaries on a consolidated basis and the comparable store sales performance of Pamida's stores. Mr. Fishman also is entitled to customary fringe benefits under the 1995 agreement. In the event of Mr. Fishman's death, his base salary would continue for 90 days, and his estate would be entitled to a pro rata portion of his incentive bonus (if any) for the fiscal year in which his death occurs. If Mr. Fishman's employment terminates for cause or by reason of his disability for a continuous period of six months, then he would be entitled to his base salary to the termination date, a pro rata portion of his incentive bonus (if any) for the fiscal year in which such termination occurs, and (only in the case of his disability) the continuation of certain fringe benefits until not later than his attainment of age 65. If Mr. Fishman's employment is terminated by the Corporation or Pamida without cause prior to a Significant Corporate Event (as defined in the 1995 agreement), then he would be entitled to the continuation of his base salary through April 18, 2001 (less amounts which Mr. Fishman might receive from other employment), a pro rata portion of his incentive bonus (if any) for the fiscal year in which such termination occurs, the continuation of certain fringe benefits until the earlier of April 18, 2001, or his receipt of such benefits from another employer, and the equivalent of certain deferred compensation and 401(k) plan benefits which Mr. Fishman would lose as a result of his termination without cause. If the termination without cause occurs after a Significant Corporate Event, then Mr. Fishman also would be entitled to receive an incentive bonus for each of the next two 12-month periods (but not beyond April 18, 2001) in an amount equal to the average amount of the incentive bonuses (if any) which he received for the three fiscal years prior to the fiscal year during which such termination occurs. Significant Corporate Events are the Corporation's ceasing to own all of the capital stock of Pamida, the merger of Pamida into a corporation of which the Corporation does not own a majority of the voting shares, the merger of the Corporation into another corporation a majority of whose voting shares are owned by persons other than the previous majority owners of the Corporation, the acquisition by a person or group (other than 399 Venture Partners, Inc. or its affiliates) of 30% or more of the voting shares of the Corporation, and a stockholder vote to dissolve Pamida or dispose of all of its property and assets. The 1995 agreement, as amended, also provides that Mr. Fishman is entitled to at least 12 months advance notice if the Corporation and Pamida determine not to continue his employment after the agreement expires with at least the same base salary as in effect on April 18, 2001, and with a substantially similar incentive bonus program and fringe benefits; in the absence of such advance notice, Mr. Fishman would be entitled to certain compensation through the end of a 12-month period beginning when such notice actually is given. Mr. Fishman's current annual base salary is $525,000.

   Mr. Washburn has an employment agreement with the Corporation and Pamida, providing for his employment as Executive Vice President and Chief Operating Officer, which became effective on March 6, 1997, and has a term of three years. The agreement provides for a base salary at an annual rate of not less than $275,000 and in other material respects is substantially identical to Mr. Fishman's 1995 agreement described above. Mr. Washburn's current annual base salary is $350,000.

   Mr. Mihalko has an employment agreement with the Corporation and Pamida, providing for his employment as Senior Vice President and Chief Financial Officer, which became effective on March 6, 1997, and has a term of three years. The agreement provides for a base salary at an annual rate of not less than $210,000. In most other material respects, Mr. Mihalko's agreement is substantially similar to Mr. Fishman's 1995 agreement described above;
however, Mr. Mihalko's agreement does not include provisions for certain bonus payments or
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certain continued salary payments and benefits in the event of the termination of Mr. Mihalko's employment for various reasons prior to the expiration of the three-year term or without at least 12 months' advance notice. Mr. Mihalko's current annual base salary is $230,000.

   During April 1999, Pamida entered into Retention Bonus Agreements with Messrs. Fishman, Washburn, and Mihalko and certain other senior executives of Pamida which provide for potential payments to such persons following the occurrence of any one of several specified Retention Events. If a Retention Event occurs while the executive is employed by Pamida and the executive remains in the employ of Pamida (or a successor to the business of Pamida) for six months after the effective date of the Retention Event, then the executive is entitled to receive a specified retention bonus. The executive also is entitled to receive the retention bonus if a Retention Event occurs, the executive is employed by Pamida immediately prior to the time the Retention Event occurs, and either upon the occurrence of the Retention Event or within six months thereafter the executive's employment with Pamida (or a successor to Pamida's business) is terminated without cause. Retention Events are similar to the Significant Corporate Events described in the preceding discussion of Mr. Fishman's employment agreement. The retention bonuses which are potentially payable to Messrs. Fishman, Washburn, and Mihalko are $400,000, $200,000, and $160,000, respectively.

Report of Compensation Committee.

   (a) Chief Executive Officer. In September 1995, the Compensation Committee of the Board of Directors negotiated a new employment agreement with Mr. Fishman and, in doing so, considered information gathered by the corporation's human resources department from published sources showing the compensation of other executives holding comparable positions in the retail industry and the various elements of such compensation. The Committee also considered the operating results and financial condition of the Corporation and its subsidiaries on a consolidated basis and various accomplishments of Mr. Fishman during his tenure as Chief Executive Officer, which began in April 1993.

   Mr. Fishman's salary for fiscal 1999 was increased by the Board of Directors at the recommendation of the Committee from the contractual minimum of $500,000 to $525,000 based upon the Committee's evaluation of Mr. Fishman's performance and accomplishments and information relating to the compensation of executives holding comparable positions in the retail industry. Mr. Fishman's current employment agreement also provided by a 1998 amendment for a potential incentive bonus for Mr. Fishman for fiscal 1999 based upon the financial performance of the Corporation and its subsidiaries on a consolidated basis and the comparable store sales performance of Pamida's stores. The exact bonus amount was to be determined by a matrix involving both the Corporation's consolidated earnings before interest, taxes, depreciation, and amortization and the percentage growth in comparable store sales of Pamida's stores. Because the threshold performance requirements were satisfied for fiscal 1999, Mr. Fishman received a bonus based upon the terms of the amended employment agreement and such matrix.

   The Stock Option Committee of the Board of Directors (composed of the same persons who constitute the Compensation Committee) granted a stock option to Mr. Fishman during fiscal 1999 with the objective of further aligning the interests of Mr. Fishman with the interests of the Corporation's stockholders by providing an incentive for him to increase stockholder value through improved performance of the Corporation.

   (b) Other Executive Officers. The base salaries of Messrs. Washburn and Mihalko for fiscal 1999 were increased from their contractual minimums by the Board of Directors at the recommendation of the Compensation Committee to reflect increases in their respective levels of responsibility and their accomplishment of particular assignments within their respective areas of responsibility. The Committee also considered information relating to the compensation of executives holding comparable positions in the retail industry. The bonus programs for Messrs. Washburn and Mihalko for fiscal 1999 were similar to Mr. Fishman's, and bonuses were paid to Mr. Washburn and Mr. Mihalko for such fiscal year because the applicable threshold performance tests were met. Stock options were granted to Messrs. Washburn and Mihalko during fiscal 1999 for the reasons discussed in the preceding paragraph relating to the stock option granted to Mr. Fishman.

                        M. Saleem Muqaddam (Chairman),
                  Stuyvesant P. Comfort, and Peter J. Sodini
               Compensation Committee of the Board of Directors

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